As filed with the Securities and Exchange Commission on September 28, 2004
                                             Securities Act File No. 333-72104
                                     Investment Company Act File No. 811-10561
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                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, DC 20549

                                  SCHEDULE TO
                         ISSUER TENDER OFFER STATEMENT
  (Under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934)

                         DB Hedge Strategies Fund LLC
                               (Name of Issuer)

                         DB Hedge Strategies Fund LLC
                     (Name of Person(s) Filing Statement)

                  Units of Limited Liability Company interest
                        (Title of Class of Securities)
                                   23303Q108
                     (CUSIP Number of Class of Securities)



         John T. Ferguson, Jr.                        John H. Kim
            Vice President                    Director and Senior Counsel
     DB Hedge Strategies Fund LLC              Deutsche Asset Management
          25 DeForest Avenue                       25 DeForest Avenue
       Summit, New Jersey 07901                 Summit, New Jersey 07901
            (908) 608-3113                           (908) 608-3160

      (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

                                  Copies to:
                            John A. MacKinnon, Esq.
                        Sidley Austin Brown & Wood LLP
                              787 Seventh Avenue
                           New York, New York 10019
                                (212) 839-5300

                           CALCULATION OF FILING FEE

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Transaction Valuation: $ 3,516,878.55(a)     Amount of Filing Fee: $ 703.38(b)
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(a)  Calculated as the aggregate maximum repurchase price for units of limited liability company interest.
(b)  Calculated at 1/50th of 1% of the Transaction Valuation.
[ ]  Check the box if any part of the fee is offset as provided by
Rule 0-1l(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid:
                        --------------------------------------
Form or Registration No.:
                          ------------------------------------
Filing Party:
              ---------------------------------------------------------
Date Filed:
            -----------------------------------------------------------
[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
[ ] third-party tender offer subject to Rule 14d-1.
[x] issuer tender offer subject to Rule 13e-4.
[ ] going-private transaction subject to Rule 13e-3.
[ ] amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]
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


ITEM 1:  Summary Term Sheet

     DB Hedge Strategies Fund LLC, a closed-end, non-diversified, management investment company organized as a Delaware limited liability company (the "Fund"), is offering to repurchase units of limited liability company interest (the "Units") of the Fund from members of the Fund ("Members"). Subject to the conditions set forth in the Offer to Repurchase and related Letter of Transmittal (attached as Exhibit (a)(1)(ii) and Exhibit (a)(1)(iii), respectively), the Fund will repurchase up to 3,205 Units (approximately 5% of the outstanding Units as of August 31, 2004) of limited liability company interest that are tendered by Members and not withdrawn prior to 12:00 midnight, Eastern Time, on October 27, 2004, subject to any extensions of the offer to repurchase Units ("Repurchase Offer"). The amount due to any Member whose Units are repurchased will be equal to the value of the Member's capital account or portion thereof based on the Fund's net asset value as of December 31, 2004, or, if the Repurchase Offer is extended, as of a date designated by the Fund in an amended notice to Members (the "Valuation Date"), after giving effect to all allocations, including, but not limited to, withholding tax, to be made to the Member's capital account as of such date. The Fund reserves the right to adjust the Valuation Date to correspond with any extension of the Repurchase Offer.

     Members may tender all, or a portion of, their Units (defined as a specific dollar value) up to an amount such that they maintain the minimum required capital account balance of $50,000 after the repurchase of Units. If a Member tenders a portion of his or her Units, the Fund reserves the right to repurchase less than the amount a Member tenders if the repurchase would cause the Member's capital account to have less than the required minimum balance of $50,000. If the Fund accepts the tender of all, or a portion of, a Member's Units, the Fund intends to make payment for the Units it repurchases from one or more of the following sources: cash on hand, proceeds from the redemption of interests in the private investment funds in which the Fund invests ("Investment Funds"), or borrowings. Neither the Fund, DB Investment Managers, Inc., the investment adviser of the Fund ("Adviser"), nor directors of the Fund ("Directors") have determined at this time to borrow funds to repurchase Units in connection with the Repurchase Offer. However, depending on the dollar amount of Units tendered and prevailing general economic and market conditions, the Fund, in its sole discretion, may decide to borrow money to fund all or a portion of the repurchase price.

     The Repurchase Offer remains open to Members until 12:00 midnight, Eastern Time, Wednesday, October 27, 2004, or, if the Repurchase Offer is extended, such time and date as the Fund designates in an amended notice to Members ("Repurchase Request Deadline"). Until that time, Members have the right to change their minds and withdraw the tenders of their Units. Units withdrawn may be re-tendered, however, provided that such tenders are made before the Repurchase Request Deadline by following the tender procedures described herein. Members who tender Interests may bear a share of any withdrawal charge imposed on the Fund by any Investment Fund from which the Fund withdraws in order to meet tender requests.

     If a Member would like the Fund to repurchase all or a portion of the Member's Units, the Member should complete, sign and either (i) mail (via certified mail return receipt requested) or otherwise deliver a Letter of Transmittal, attached to this document as Exhibit (a)(1)(iii), to PFPC Inc., P.O. Box 219, Claymont, Delaware 19703, attention: DB Hedge Strategies Fund LLC, or (ii) fax it to the Adviser, c/o of PFPC Inc. at (302) 791-2790, so that it is received before 12:00 midnight, Eastern Time, on Wednesday, October 27, 2004. If the Member chooses to fax the Letter of Transmittal, it should mail the original Letter of Transmittal to PFPC Inc. promptly after it is faxed (although the original does not have to be received before 12:00 midnight, Eastern Time, on Wednesday, October 27, 2004). Of course, the value of Units will change between August 31, 2004 (the last time prior to the date of this filing as of which the Fund's net asset value has been calculated), and December 31, 2004, the date as of which the value of Units will be determined for purposes of calculating the repurchase price of Units. Members may obtain the net asset value of their Units, which the Fund calculates monthly based on the information the Fund receives from the investment advisers of the Investment Funds, by contacting the Adviser, c/o PFPC Inc., at
(302) 791-2810 or at the address listed above, Monday through Friday, except holidays, during normal business hours of 9:00 a.m. to 5:00 p.m. (Eastern
Time).

     Please note that just as each Member has the right to withdraw the tender of Units, the Fund has the right to cancel, amend, suspend or postpone this Repurchase Offer at any time before 12:00 midnight, Eastern Time, on Wednesday, October 27, 2004. Also realize that although the Repurchase Offer expires on October 27, 2004, a Member that tenders Units for repurchase will remain a Member with respect to the Units tendered and accepted for repurchase by the Fund through December 31, 2004, when the net asset value of the Member's Units tendered to the Fund for repurchase is calculated. The Fund expects to pay Members in cash approximately on January 28, 2005.

ITEM 2.  Subject Company Information

     The information required by Item 2 is incorporated by reference to the Offer to Repurchase (Exhibit (a)(1)(ii)) and the Letter of Transmittal (Exhibit (a)(1)(iii)), which are attached as exhibits to this Schedule TO.

ITEM 3.  Identity and Background of Filing Person.

     (a) The name of the filing person is DB Hedge Strategies Fund LLC. The Fund's address is 25 DeForest Avenue, Summit, New Jersey 07901, and the Fund's telephone number is, c/o Scudder Distributors Inc., (888) 262-0695. The Adviser of the Fund is DB Investment Managers, Inc. The Adviser's address is 25 DeForest Avenue, Summit, New Jersey 07901, and the Adviser's telephone number is (908) 608-3000. The Fund's Directors are Nolan T. Altman, Louis S. Citron, Edward T. Tokar and Raymond C. Nolte. Their address is c/o DB Absolute Return Strategies, 25 DeForest Avenue, Summit, New Jersey 07901.

     (b) - (d) Not applicable.

ITEM 4.  Terms of the Transaction

     The information required by Item 4 is incorporated by reference to the Offer to Repurchase (Exhibit (a)(1)(ii)) and the Letter of Transmittal (Exhibit (a)(1)(iii)), which are attached as exhibits to this Schedule TO.

ITEM 5.  Past Contracts, Transactions, Negotiations and Agreements

     (a) - (d) Not applicable.

     (e) Under the Fund's Limited Liability Operating Agreement ("LLC Agreement"), which was included as an appendix to the Fund's prospectus contained in a post-effective amendment to the Fund's registration statement on Form N-2, as filed with the SEC via EDGAR on August 6, 2004, and as disclosed in the Fund's prospectus dated August 20, 2004 (the "Prospectus"), the Fund's Board of Directors has sole discretion to determine whether the Fund will repurchase Units from Members from time to time pursuant to written tenders. The Prospectus discloses that the Adviser expects that it will recommend to the Board of Directors four times each year, in March, June, September and December, that the Fund repurchase Units from Members. The Fund is not aware of any contract, arrangement, understanding or relationship relating, directly or indirectly, to this Repurchase Offer (whether or not legally enforceable) between or among: (i) the Fund, the Adviser, any Director of the Fund, or any person controlling the Fund, the Adviser or any Director of the Fund; and (ii) any person, with respect to Units. However, the LLC Agreement provides that the Fund will be dissolved if any Member that has submitted a written request, in accordance with the terms of the LLC Agreement, to tender all of such Member's Units for repurchase by the Fund has not been given the opportunity to so tender within a period of two years after the request (whether in a single repurchase offer or multiple consecutive offers within the two-year period). A Member who intends to cause the Fund to be dissolved must so indicate in a separate written request submitted within the applicable two-year period.

ITEM 6. Purposes of the Repurchase Offer and Plans or Proposals of the Fund and its Affiliates.

     The information required by Item 6 is incorporated by reference to the Offer to Repurchase (Exhibit (a)(1)(ii)) and the Letter of Transmittal (Exhibit (a)(1)(iii)), which are attached as exhibits to this Schedule TO.

ITEM 7.  Source and Amount of Funds or Other Consideration

     The information required by Item 7 is incorporated by reference to the Offer to Repurchase (Exhibit (a)(1)(ii)) and the Letter of Transmittal (Exhibit (a)(1)(iii)), which are attached as exhibits to this Schedule TO.

ITEM 8.  Interest in Securities of the Fund

     The information required by Item 8 is incorporated by reference to the Offer to Repurchase (Exhibit (a)(1)(ii)) and the Letter of Transmittal (Exhibit (a)(1)(iii)), which are attached as exhibits to this Schedule TO.

ITEM 9.  Persons/Assets, Retained, Employed, Compensated or Used

     (a) No persons have been employed, retained or are to be compensated by the Fund to make solicitations or recommendations in connection with the Repurchase Offer.

     (b) Not applicable.

ITEM 10. Financial Statements.

     (a) The information required by Item 10(a)-(b) is incorporated by reference to the Fund's audited financial statements for the period June 28, 2002 (commencement of operations) through March 31, 2003 previously filed on EDGAR on Form N-30D on June 5, 2003, and for the fiscal year ended March 31, 2004 previously filed on EDGAR on Form N-CSR on June 7, 2004, which the Fund has prepared and furnished to members pursuant to Rule 30d-l under the 1940 Act and filed with the Securities and Exchange Commission pursuant to Rule 30b2-1 under the 1940 Act.

     (b) Not applicable.

ITEM 11. Additional Information.

     (a)     (1) None.
             (2) None.
             (3) Not applicable.
             (4) Not applicable.
             (5) None.
     (b) The Offer to Repurchase, attached hereto as Exhibit (a)(1)(ii), is incorporated herein by reference in its entirety.

ITEM 12. Exhibits.

     (a)(1)  (i) Cover Letter to the Offer to Repurchase and Letter of
             Transmittal.
            (ii) Offer to Repurchase.
           (iii) Form of Letter of Transmittal.
            (iv) Form of Notice of Withdrawal of Tender.
     (a)(2)-(4)  Not Applicable
        (5) (i). Audited Financial Statements of the Fund for the period
                 June 28, 2002 (commencement of operations) through March 31, 2003.*
           (ii). Audited Financial Statements of the Fund for the fiscal year ended March 31, 2004.**
          (iii). Consent of PricewaterhouseCoopers LLP.

ITEM 13. Information Required by Schedule 13E-3.

     Not applicable.


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*  Incorporated by reference to the Fund's Annual Report for the period June
   28, 2002 (commencement of operations) through March 31, 2003 on Form N-30D as filed with the Securities and Exchange Commission ("SEC") on June 5, 2003.
** Incorporated by reference to the Fund's Annual Report for the fiscal year ended March 31, 2004 on Form N-CSR as filed with the SEC on June 7, 2004.

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    DB Hedge Strategies Fund LLC

                                       By: /s/ Alexandra Toohey
                                           --------------------------
                                           Name:   Alexandra Toohey
                                           Title:  Treasurer


September 28, 2004


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                                 EXHIBIT INDEX

Exhibit
-------

(a)(1)(i)    Cover Letter to the Offer to Repurchase and Letter of Transmittal
(a)(1)(ii)   Offer to Repurchase
(a)(1)(iii)  Form of Letter of Transmittal
(a)(1)(iv)   Form of Notice of Withdrawal
(a)(5)(iii)  Consent of PricewaterhouseCoopers LLP.